

February 2, 2015

Via E-Mail
Michael Johnson
Chief Executive Officer
Herbalife Ltd.
P.O. Box 309GT
Ugland House, South Church Street
Grand Cayman, Cayman Islands

> **Re:** **Herbalife Ltd.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 18, 2014**
> **Response dated December 15, 2014**
> **File No. 001-32381**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Risk Factors, page 25

1.   We note your response to prior comment 2 that you do not believe a separate risk factor is necessary to address the risk to you and your investors if the California Attorney General seeks to enforce the terms of the injunction. In support of your response, you state that the publicly available injunction does not require you to track certain information, and it suggests that you do not operate within the safe harbor. In that regard, however, we note that it does prohibit you from paying any compensation based upon anything *other than* the retail sale of your product. Accordingly, please explain to us why your definitions of retail sales combined with your lack of "visibility to all of the sales from members" do not create a material risk of violating the terms of the injunction.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

2.   We note your response to comments 5 and 6 from our letter dated December 2, 2014, and we reissue, in part, the comments. While proposed draft disclosure addresses trends related to the sequential increase in your net sales by geographic region, Volume Points and Average Active Sales Leaders, it does not address whether declines in the rates at which these measures are increasing is a trend which is material to investors. For example, we note that the rate of increase in Average Active Sales Leaders in your Asia Pacific geographic region fell from 31.2% in fiscal 2012 to 13.1% in fiscal 2013. We also note that the rate of increase in Volume Points in your Asia Pacific region fell from 24.6% to 2.3% over the same periods. Similarly, the percentage increase in net sales in North America fell from roughly 20% in fiscal 2012 to 8% in fiscal 2013. We note that such comparable period declines in the rate of increase in these metrics continued in these regions for the nine months ended September 30, 2014. Specifically, the rate of increase in Average Active Sales Leaders in your Asia Pacific geographic region fell from 15.8% for the nine months ended September 30, 2013 to 5.1% for the nine months ended September 30, 2014. We also note that the rate of increase in Volume Points in your Asia Pacific region fell from an increase of 4.5% for the nine months ended September 30, 2013 to a decrease of 0.7% for the nine months ended September 30, 2014, and the percentage increase in net sales in North America fell from roughly 8.5% to 3.5% over the same period. Please make further revisions to your proposed revised disclosure or explain why these are not known trends which would be material to investors.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Jamie Kessel at (202) 551-3727 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director